UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:**
- ☐ **Form C/A: Amendment to Offering Statement:**
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☑ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Cover Page Information

Name of issuer:	Tradestar Resources Corp.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Wyoming
Date of organization:	June 9, 2006
Physical address of issuer:	30 N Gould St, Suite R, Sheridan, WY 82801
Website of issuer:	www.tradestarresources.com

	FYE March 31, 2025	**FYE March 31, 2024**
Total Assets:	$66.99	$38.59
Cash & Cash Equivalents:	$66.99	$38.59
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$(296.60)	$(369.99)

The current number of employees of the issuer: 1

Period covered: Fiscal year ended March 31, 2025

Filing due date: N/A — voluntary filing; see Item (x)

FORM C-AR

For the Fiscal Year Ended March 31, 2025

Tradestar Resources Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Tradestar Resources Corp., a Wyoming corporation ("Tradestar," "Issuer," "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company has not sold securities in reliance on Section 4(a)(6) of the Securities Act and, accordingly, is not currently subject to the ongoing annual reporting requirements of Rule 202 of Regulation Crowdfunding (§ 227.202). This Form C-AR is being filed voluntarily to maintain a continuous reporting record in anticipation of a potential future offering under Regulation Crowdfunding. See Item (x) below.

The date of this Form C-AR is August 10, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project," or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated herein. As such, we qualify all of our forward-looking statements by these cautionary statements.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

> A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
>
> In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
>
> The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
>
> These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer’s fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and

complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

(a) Name, legal status, physical address and website of the issuer.

See cover page information above.

(b) Directors and officers: positions, dates of service, and business experience.

This item reports the Company's officer(s)/director(s) as they stood during the period covered by this report (fiscal year ended March 31, 2025):

Name Edward Vakser **Entity**	**Position(s)**	**Principal Occupation**	**Dates of Service**
Tradestar Resources Corp.	Officer/Director	President	Aug 3, 2021 – June 30, 2026
Auri, Inc	Officer/Director	Chairman/CEO	Aug 3, 2014 – Present
Black Dragon Resource Companies, Inc	Officer/Director	Chairman/CEO	Feb 24, 2021 – Present
PBS Holding, Inc	Officer/Director	Chairman/CEO	Feb 1, 2011 – Present
Protek Capital, Inc	Officer/Director	Chairman/CEO	Aug 3, 2021 – Present
SUTIMCo International, Co.	Officer/Director	Chairman/CEO	Sept 10, 2015 – Present
Utilicraft Resource, Inc.	Officer/Director	President	Oct 12, 2021 – Present
Legacy Art Group LLC-2	Managing Member		Aug 8, 2014 – Present
NRG Inc.	Officer/Director	Chairman/CEO	July 11, 2003 – Present

(c) Beneficial owners of 20% or more of outstanding voting equity, as of the most recent practicable date.

Beneficial ownership as of the most recent practicable date:

Name	Entity Through Which Held	Class and Number of Securities Held	Percentage
Edward Vakser	Held directly	1 Special K Preferred	69% voting power
Edward Vakser*	Held directly and through Legacy Art Group LLC-2 and NRG Inc.	300,000,000 common	89.26% of common class

*Includes 150,000,000 shares held through Legacy Art Group LLC-2 and 100,000,000 shares held through NRG Inc.

No transfer of the Special K Preferred Share and no cancellation of the 300,000,000 common shares referenced above has occurred. Mr. Vakser holds these securities of record as of the filing date.

(d) Description of the business and anticipated business plan.

Tradestar Resources Corporation was formed to create and market the United Women's Football League (UWFL), a women's professional full-contact, full-tackle football league organized under NFL- and NCAA-style rules. During the period covered by this report, the Company's anticipated business plan also included the development of a cryptocurrency, utility token, and NFT trading platform ("Tradestar Enterprise Systems"). The Company's business plan with respect to the UWFL contemplates the ownership, development, financing, and/or sale of the league. As described in Item (s) below and in Note C to the financial statements, the Company's ability to carry out this plan is subject to substantial doubt about its ability to continue as a going concern.

(e) Current number of employees.

See cover page information above.

(f) Discussion of material factors that make an investment in the issuer speculative or risky.

Concentrated voting control: Mr. Vakser holds the Special K Preferred Share, which carries 69% of the Company's voting power, together with a majority of the outstanding common stock, presenting a risk of concentrated decision-making power and limited checks and balances.

Management will have broad discretion as to the use of proceeds from any offering.

The Company's undercapitalization poses a risk that it may not have sufficient funds to support its operations.

The Company's past inability to execute prior business plans raises concerns about its ability to generate revenue and achieve profitability.

Going concern: the Company has incurred recurring losses since inception, generated no revenue during the periods presented, and has funded its operations entirely through related-party capital contributions. As described in Item (s) below and in Note C to the financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The UWFL is the Company's core and only business, and there is no assurance that it can be financed, developed, or sold on acceptable terms, which could materially affect the Company's business, financial condition, and the value of an investment in the Company.

(m) Description of the ownership and capital structure of the issuer.

The Company has two classes of equity securities outstanding: common stock and a single share of preferred stock designated the Special K Preferred Share. The Special K Preferred Share carries 69% of the total voting power of the Company and is held by Edward Vakser, as described in Item (c) above. Mr. Vakser also holds a majority of the outstanding common stock. As stated in Item (p) below, the Company has no outstanding indebtedness. The specific terms of each class, including voting, dividend, liquidation, and conversion rights, are as set forth in the Company's organizational documents and as described in the Company's Form C offering statement filed April 1, 2024.

Risks to purchasers. Because the Special K Preferred Share carries 69% of the Company's voting power and is held by a single holder, a purchaser of the Company's securities would hold a minority interest and would have no ability to influence the outcome of any matter submitted to a vote of stockholders, including the election of directors. The Company may issue additional securities at any time without the approval of existing holders, which would dilute the percentage ownership and voting power of existing holders. Any repurchase of securities by the Company could affect the value of the securities held by remaining holders. A sale of the Company or of substantially all of its assets could be approved by the holder of the Special K Preferred Share without the vote of any other holder, and purchasers would have no ability to prevent or influence such a transaction. The Company has engaged, and may in the future engage, in transactions with related parties, including its officers, directors, and significant stockholders, as described in Item (r) below and Note D to the financial statements; such transactions may not be on terms available from unaffiliated third parties. No change to the capital structure described in Item (c) has occurred as of the filing date.

(p) Material terms of any indebtedness of the issuer.

None.

(q) Exempt offerings conducted within the past three years.

Form C Offering Statement filed with the Commission on April 1, 2024 in reliance on Section 4(a)(6) of the Securities Act. No securities were sold in reliance on that offering statement. See Item (x) below and Note F to the financial statements.

(r) Certain related-party transactions.

During the fiscal year ended March 31, 2025, Edward Vakser, then the Company's sole officer and director and the beneficial owner of more than 20% of the Company's outstanding voting equity, made cash capital contributions to the Company totaling $335.00 and received distributions from the Company totaling $10.00. The Company's

operations during the period were funded entirely by these related-party contributions. See Note D to the financial statements and Item (s) below.

(s) Discussion of the issuer's financial condition.

The Company's financial condition for the fiscal year ended March 31, 2025 reflects an early-stage, pre-revenue issuer whose operations have been funded entirely through capital contributions and, historically, distributions from its then-sole officer and director, Edward Vakser, rather than through revenue or outside financing. The Company generated no revenue during the fiscal years ended March 31, 2025 or March 31, 2024.

Total operating expenses decreased from $369.99 for the fiscal year ended March 31, 2024 to $296.60 for the fiscal year ended March 31, 2025, a decrease of $73.39, driven primarily by the absence of automobile/fuel and telecommunications/utilities expense in the current period, partially offset by the addition of professional fees, software and subscription costs, domain and hosting fees, and state filing fees not separately incurred in the prior period. Net loss decreased correspondingly, from $(369.99) to $(296.60).

Liquidity and capital resources: as of March 31, 2025, the Company had cash of $66.99 and no liabilities, funded through $335.00 in capital contributions from Mr. Vakser during the fiscal year, offset by $10.00 in distributions to him, resulting in a net increase in cash of $28.40 for the year. The Company had no material capital commitments outstanding as of the balance sheet date.

As described in Note C to the financial statements, the Company's recurring losses since inception and its dependence on related-party funding raise substantial doubt about its ability to continue as a going concern. Management's plans to address this include pursuing capital through a Regulation Crowdfunding offering and pursuing strategic alternatives for the UWFL, including financing or sale of that asset, as described in Item (d) above. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(t) Financial statements.

The Company's financial statements for the fiscal years ended March 31, 2025 and March 31, 2024, together with the related notes, are included as an exhibit to this Report and begin on page F-1.

(x) Whether the issuer or any predecessor previously failed to comply with the ongoing reporting requirements of Rule 202.

No. The Company has not sold securities in reliance on Section 4(a)(6) of the Securities Act, and accordingly has not been subject to, or previously failed to comply with, the ongoing annual reporting requirements of Rule 202 of Regulation Crowdfunding. This report is being filed voluntarily to maintain continuity in the Company's reporting record in anticipation of a potential future offering under Regulation Crowdfunding, the timing and terms of which will depend on the Company's ability to address the going-concern uncertainty described in Item (s) above and in Note C to the financial statements.

(y) Any other material information necessary to make the statements made not misleading.

The Company from time to time conducts preliminary, non-binding discussions regarding potential strategic transactions, including possible acquisitions. No definitive agreement has been executed with respect to any such transaction, and there can be no assurance that any such discussions will result in a completed transaction or as to the timing or terms of any transaction that may ultimately be consummated.

Issuer Certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

This report covers the fiscal year ended March 31, 2025, throughout which Edward Vakser served as the Company's sole officer and director. Aric Anderson was subsequently appointed as the Company's sole officer and director and is the Company's principal executive officer as of the date of this report. Mr. Anderson accordingly executes the certification below in that capacity, based on reasonable inquiry, notwithstanding that he did not serve during the period covered by this report; Mr. Vakser co-signs as to matters within his personal knowledge arising during that period. As described in Item (x) above, the Company has not sold securities in reliance on Section 4(a)(6) of the Securities Act and was not subject to the ongoing reporting requirements of Rule 202 during the period covered; this report is filed voluntarily.

I, Aric Anderson, the Company's principal executive officer, certify that, based on reasonable inquiry, including review of the Company's books and records and information and representations provided by Edward Vakser (who served as the Company's officer and director throughout the period covered by this report):

(1) this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

(2) the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations, and cash flows of the issuer as of, and for, the periods presented.

/s/ Aric Anderson

(Signature)

Name: Aric Anderson
Title: President, CEO, Secretary, CFO/Treasurer (sole Officer/Director)
Date: August 10, 2026

I, Edward Vakser, co-sign this report to attest, to the best of my knowledge, to matters within my personal knowledge arising during the period in which I served as the Company's officer and director, covering the fiscal year addressed by this report.

/s/ Edward Vakser

(Signature)

Name: Edward Vakser
Title: President, CEO, Chairman/Corporate Secretary during the period covered by this report
Date: August 10, 2026

Tradestar Resources Corp.

(a Wyoming Corporation)

Financial Statements

For the Fiscal Year Ended March 31, 2025

Financial Statements

Tradestar Resources Corp.

Table of Contents

(t) Financial statements.

The financial statements below are unaudited and have been prepared by management. They have not been reviewed or audited by an independent accountant. Based on the aggregate amount sold to date in reliance on Section 4(a)(6) of the Securities Act ($0 — no securities have been sold), officer-certified financial statements are the level of financial statements required for this filing under Rule 201(t) of Regulation Crowdfunding.

Balance Sheet
As of March 31, 2025 and March 31, 2024

	3/31/2025	3/31/2024
ASSETS		
Current Assets:		
Cash	$66.99	$38.59
Total Current Assets	**66.99**	**38.59**
TOTAL ASSETS	**$66.99**	**$38.59**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	**$ -**	**$ -**
STOCKHOLDERS' EQUITY		
Additional Paid-in Capital	793.58	458.58
Distributions to Related Party (cumulative)	(60.00)	(50.00)
Accumulated Deficit	(666.59)	(369.99)
Total Stockholders' Equity	**66.99**	**38.59**
Total Liabilities and Stockholders' Equity	**$66.99**	**$38.59**

See accompanying notes to financial statements.

Statement of Operations
For the fiscal years ended March 31, 2025 and March 31, 2024

	FY 2025	FY 2024
Revenue	$ -	$ -
Operating Expenses		
Professional Fees	45.00	-
Software and Subscriptions	103.84	-
Domain and Hosting Fees	31.97	-
State Filing Fees	62.25	-
Office Supplies	53.54	69.40
Automobile and Fuel	-	90.94
Telecommunications and Utilities	-	209.65
Total Operating Expenses	**296.60**	**369.99**
Net Loss	**$(296.60)**	**$(369.99)**

See accompanying notes to financial statements.

Statement of Cash Flows
For the fiscal years ended March 31, 2025 and March 31, 2024

	FY 2025	FY 2024
Cash Flow From Operating Activities		
Net Loss	$(296.60)	$(369.99)
Net Cash Used in Operating Activities	**(296.60)**	**(369.99)**
Cash Flow From Financing Activities		
Capital Contributions	335.00	458.58
Distributions to Related Party	(10.00)	(50.00)
Net Cash Provided by Financing Activities	**325.00**	**408.58**
Net Increase in Cash	**28.40**	**38.59**
Cash at Beginning of Period	38.59	-
Cash at End of Period	**$66.99**	**$38.59**

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity

	Paid-in Capital	Distributions	Accum. Deficit	Total Equity
Balance, March 31, 2023	$ -	$ -	$ -	$ -
Capital Contributions (FY24)	458.58	-	-	458.58
Distributions (FY24)	-	(50.00)	-	(50.00)
Net Loss (FY24)	-	-	(369.99)	(369.99)
Balance, March 31, 2024	**458.58**	**(50.00)**	**(369.99)**	**38.59**
Capital Contributions (FY25)	335.00	-	-	335.00
Distributions (FY25)	-	(10.00)	-	(10.00)
Net Loss (FY25)	-	-	(296.60)	(296.60)
Balance, March 31, 2025	**$793.58**	**$(60.00)**	**$(666.59)**	**$66.99**

See accompanying notes to financial statements.

Notes to Financial Statements (Summary)

Note A — Organization: Tradestar Resources Corp., a Wyoming corporation organized June 9, 2006, principal office at 30 N Gould St, Suite R, Sheridan, WY 82801. The Company's business is the ownership, development, financing, and/or sale of the United Women's Football League (UWFL). The Company had 1 employee as of the balance sheet date.

Note B — Basis of Presentation and Summary of Significant Accounting Policies:

Basis of presentation. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the accrual basis of accounting. The financial statements are unaudited and have not been reviewed or audited by an independent accountant.

Fiscal year. The Company's fiscal year ends March 31. References in these financial statements to fiscal 2025 and fiscal 2024 are to the fiscal years ended March 31, 2025 and March 31, 2024, respectively.

Reporting currency and presentation. All amounts are presented in United States dollars and are stated in whole dollars, not in thousands.

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. The Company considers all highly liquid instruments with an original maturity of three months or less at the date of acquisition to be cash equivalents. The Company held no cash equivalents at March 31, 2025 or March 31, 2024.

Fair value of financial instruments. The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term maturity of that instrument.

Revenue recognition. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company generated no revenue during either of the periods presented.

Income taxes. The Company accounts for income taxes under the asset and liability method, under which deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and operating loss carryforwards. A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized. See Note E.

Going concern. The Company's evaluation of its ability to continue as a going concern is described in Note C.

Note C — Going Concern: The Company has incurred recurring losses and is dependent on related-party funding, which raise substantial doubt about its ability to continue as a going concern. Management's plans include pursuing capital through a Regulation Crowdfunding offering and pursuing strategic alternatives for the UWFL, including financing or sale.

Note D — Related Party Transactions: Mr. Vakser made cash capital contributions of $458.58 and $335.00, and received distributions of $50.00 and $10.00, during the fiscal years ended March 31, 2024 and March 31, 2025, respectively.

Note E — Income Taxes: The Company is a Wyoming corporation. Wyoming does not impose a corporate income tax; the Company is subject to United States federal income tax. The Company recognized no income tax expense or benefit for the fiscal years ended March 31, 2025 and March 31, 2024, having incurred net losses in both periods. At March 31, 2025, the Company had net operating loss carryforwards of approximately $667 available to offset future taxable income. The related deferred tax asset, computed at the 21% federal statutory rate, is approximately $140. Because the Company has no history of taxable income and substantial doubt exists about its ability to continue as a going concern, management has concluded that it is more likely than not that the deferred tax asset will not be realized and has recorded a full valuation allowance against it. Accordingly, no deferred tax asset is reflected in the accompanying balance sheet.

Note F — Compliance with Ongoing Reporting: The Company confirms it has not sold securities in reliance on Section 4(a)(6) of the Securities Act and accordingly was not subject to the ongoing reporting requirements of Rule 202 during the periods presented. This report is filed voluntarily.

Note G — Certification: These financial statements are certified by Aric Anderson, the Company's principal executive officer, based on reasonable inquiry. Edward Vakser, who served as the Company's principal executive officer throughout the periods presented, has confirmed and attests to the financial statements for those periods. See the Issuer Certification section of this report.

Note H — Subsequent Events: Management has evaluated subsequent events through the date these financial statements were issued.